Exhibit 99.1

Ritchie Bros. completes final auctions of 2014

A record $4.2+ billion of equipment was sold by Ritchie Bros. in 2014

•	Record $1.2 billion of Gross Auction Proceeds in the fourth quarter
•	$57.9 million delivered to shareholders through dividends during 2014
•	Update on corporate strategy to be provided at upcoming January 12 Investor Day

All dollar amounts are presented in U.S. dollars unless otherwise indicated.

VANCOUVER, Dec. 22, 2014 /CNW/ - Ritchie Bros. Auctioneers Incorporated (NYSE and TSX: RBA), the world's largest industrial auctioneer, sold approximately $4.2 billion of equipment through 349 unreserved auctions and its online equipment marketplace during 2014. This is a new annual record for the Company, and represents a 10.5% increase in gross auction proceeds (GAP)1 compared to 2013. During the fourth quarter of 2014, the Company achieved gross auction proceeds of $1.2 billion, a record for the fourth quarter and an increase of 11.7% compared to the previous fourth quarter record achieved last year.

Ritchie Bros. conducted its final unreserved auction of 2014 on Friday, December 19 in Newark, New Jersey.

The Company plans to release its full audited financial results for 2014 after market close on February 26, 2015.

Summary Comments:
"We're pleased to have achieved a new annual record of $4.2 billion in Gross Auction Proceeds in 2014, as well as a new annual record of $1.8 billion of online sales," said Ravi Saligram, Chief Executive Officer.  "We're focusing on how to cater to the unique needs and preferences of specific sectors, and exploring ways to broaden our relationships with our customers.  I look forward to sharing more details and the results of our targeted market strategy over the next several quarters.  These activities will further solidify our leading market position and expand our global full service offering."

Gross Auction Proceeds:

(US$ billions)	2014	2013	Percent change
First quarter (3 months ended March 31)	$0.86	$0.85	1.2%
Second quarter (3 months ended June 30)	$1.23	$1.07	15.0%
Third quarter (3 months ended September 30)	$0.89	$0.79	12.7%
Fourth quarter (3 months ended December 31)	$1.24	$1.11	11.7%

Industrial Auction Metrics:

	Year ended Dec. 31, 2014	Year ended Dec. 31, 2013
Number of industrial auctions	233	245
Bidder registrations	463,500	425,000
Buyers	112,900	104,550
Consignments	45,300	43,550
Lots	319,500	301,000

Average Industrial Auction:

	Year ended Dec. 31, 2014	Year ended Dec. 31, 2013
Gross auction proceeds (GAP)	$16.4 million	$14.3 million
Registered bidders	1,990	1,740
Consignors	190	180
Lots	1,370	1,230

Growth in Transportation and Agricultural equipment sales
Ritchie Bros. grew its business in both the transportation and agricultural sectors meaningfully during 2014.

•	GAP from transportation sector assets[2] increased 13% from 2013 to $650+ million in 2014. During the year, Ritchie Bros. sold more than 12,800 transport trucks for $310+ million.
•	During 2014, Ritchie Bros. held 116 Agricultural Auctions in Canada, the United States and Europe. GAP from agricultural and related real estate assets[3] increased 11% from 2013, to $435+ million in 2014.

Largest year ever in Canada: More than CA$1.4 billion of equipment sold in 2014
Ritchie Bros. sold more than CA$1.4 billion (US$1.3 billion) of equipment and trucks in Canada during 2014 – a new record for the Company's Canadian operations.  A number of other Company records were broken in Canada this year, including:

•	Ritchie Bros. Edmonton, AB auction site sold 32,500+ equipment items for CA$569+ million during the year, a 29 percent increase compared to CA$440+ million in 2013 (US$511+ million, a 20 percent increase compared to US$424+ million in 2013)
•	The Company held its largest Canadian auction ever in Edmonton, AB in April, selling more than CA$143 million (US$129+ million) of equipment in three days (April 23 – 25, 2014)
•	The Edmonton April auction also set new Company-wide records for online gross auction proceeds (CA$64+ million or US$58+ million), total number of registered bidders (9,400+) and number of buyers (2,600+)
•	Ritchie Bros. also held its largest ever auctions in Chilliwack, BC (October 15) and Toronto, ON (December 8 – 9) in 2014

Online sales
Ritchie Bros. attracted record online bidder registrations and sold approximately $1.8 billion of equipment, trucks and other assets to online auction bidders and EquipmentOne customers in 2014, a 17.5% increase over 2013 and the highest amount ever sold online by the Company in one year.

EquipmentOne sells approx. $100 million in Gross Transaction Value in 2014
EquipmentOne, the Company's online equipment marketplace, has generated approximately $100 million in Gross Transaction Value (GTV) so far this year.  EquipmentOne celebrated its first anniversary in 2014 and is viewed as a future growth engine for Ritchie Bros.

Ritchie Bros. Financial Services finances over $175 million in 2014
Ritchie Bros. Financial Services (RBFS) provided over $175 million of financing to equipment buyers so far this year, a new record for this growing business and a 75% increase in financing activity compared to 2013.  RBFS works with select lending partners to find financing solutions for customers purchasing equipment, including loans and lease-to-own programs. RBFS does not utilize Company capital in its financing activities.

Upcoming auctions
There are currently 83 unreserved auctions on the 2015 Ritchie Bros. auction calendar at www.rbauction.com, including:

•	Las Vegas, Nevada on February 6, 2015
•	Houston, Texas on February 11 - 12, 2015
•	Tipton, California on February 13, 2015
•	Orlando, Florida (a five-day auction) on February 16 - 20, 2015
•	Donington Park, United Kingdom on February 24, 2015
•	Albany, New York on February 25, 2015
•	Casper, Wyoming on March 25, 2015

Executive and Board changes during 2014
Several important executive and board changes were announced during the year, including the appointment of Ravi Saligram as Chief Executive Officer and Beverley Briscoe as Chair of the Board, both of which occurred in June 2014.  As part of Mr. Saligram's focus on reinvigorating growth, the Company was pleased to announce the appointment of Jim Barr as Group President, Emerging Businesses, Brand Innovation and Technology Services in November.  The Company also announced that a new Chief Financial Officer and Chief Human Resources Officer will be named in 2015.

Dividends
Ritchie Bros. increased its quarterly cash dividend in August 2014 to $0.14 and paid shareholders $57.9 million in total dividends during the year, an increase of 7.4% compared to $53.9 million in 2013.

Reminder: 2015 Investor and Analyst Day on January 12, 2015
Ritchie Bros. executives will provide an update on corporate strategy for investors at its upcoming Investor and Analyst Day on January 12, 2015 at the New York Stock Exchange.  All investors and analysts are invited to attend.  Please RSVP to ir@rbauction.com no later than January 5, 2015 to confirm your attendance.  The event will also be webcast.  A link to the webcast will be available at www.rbauction.com/investors.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 25 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

Non-GAAP measures
Gross auction proceeds (GAP) represents the total proceeds from all items sold at Ritchie Bros. auctions. The Company's definition of gross auction proceeds may differ from those used by other participants in its industry. Gross auction proceeds is an important measure the Company uses in comparing and assessing its operating performance. It is not a measure of the Company's financial performance, liquidity or revenue and is not presented in its consolidated financial statements. The Company believes that auction revenues, which is the most directly comparable measure in its Consolidated Income Statements, and certain other line items are best understood by considering their relationship to gross auction proceeds. Auction revenues represent the revenues earned by Ritchie Bros. in the course of conducting its auctions, and consist primarily of commissions earned on consigned equipment and net profit on the sale of equipment purchased by the Company and sold in the same manner as consigned equipment.

Forward looking statements
This press release may contain forward-looking information. Such forward looking information involves material assumptions, risks and uncertainties, certain of which are beyond the control of Ritchie Bros. Such assumptions, risks and uncertainties include, without limitation, factors influencing the supply of and demand for used equipment, fluctuations in market conditions and values of used equipment, seasonal and periodic variations in operating results, actions of competitors, the success of the Company's new initiatives, economic and other conditions in local, regional and global markets, and other risks and uncertainties as detailed from time to time in the Company's securities filings. Ritchie Bros.' actual achievements could differ materially from those expressed in, or implied by, this forward-looking information and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking information will transpire or occur. Any forward-looking information is made as at the date of this press release and Ritchie Bros. does not undertake any obligation to update publicly or to revise any of the included forward-looking information, except as may be required by applicable securities laws.

1 The buyer' premiums included in our GAP and GTV results for the year ended December 31, 2014 were $8.4 million.  The comparative buyers' premiums for the year ended December 31, 2013 were $8.2 million.
2 Includes transport trucks, trailers, vehicles and buses
3 Both agricultural equipment and real estate are often sold at on-the-farm agricultural auctions

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: Jamie Kokoska, Director, Investor Relations, Phone: 1.778.331.5219, Email: jkokoska@rbauction.com; Or José Vargas, Corporate Communications Lead, Phone: 1.778.331.5439, Email: jvargas@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 17:57e 22-DEC-14